March 26, 2013

Via Edgar

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Expedia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 6, 2013

File No. 000-51447

Dear Ms. Cvrkel:

On behalf of Expedia, Inc. (the “Company”), we have prepared the following responses to address comments contained in your letter dated March 13, 2013 regarding the above-referenced filing. As requested, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to our disclosure.

As requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis and Results of Operations

Results of Operations, page 56

1.	We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases in costs were “primarily” attributed to one factor, and “partially offset” by another factor. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section.

Response: Item 303(a)(3) of Regulation S-K requires companies to describe significant components of income statement line items that “in the registrant’s judgment, should be described in order to understand” the company’s results of operations and to describe any known trends, uncertainties or events that will impact these expenses. In our results of operation discussion, we have included detailed tables, which quantify what we deem the significant individual expense sub-categories that comprise each operating expense category. The narrative discussion accompanying the detailed expense tables is meant to supplement the fluctuations quantified in the tables as well as highlight and quantify unusual or nonrecurring transactions. We agree with the Staff that quantification of significant factors, when material, is important to a comprehensive and informative disclosure and we believe our detailed tables provide investors with the information necessary to quantify the significant changes period over period. However, based on the Staff’s comment, we will revise our future filings, starting with our next Quarterly Report on Form 10-Q, such that the quantitative information provided in the detailed tables is more clearly aligned to our narrative discussion and, when more detailed information is provided in the narrative than disclosed in our expense sub-category tables, we will ensure the relative contribution of such detail is appropriately described for investors. An example of our proposed revised disclosure, which will be provided in our Annual Report on Form 10-K for the year ended December 31, 2013, for the cost of revenue expense category is provided below:

“Cost of Revenue

	Year ended December 31,		% Change
	2012	2011	2012 vs 2011
	($ in millions)
Customer operations	$441	$363	21%
Credit card processing	281	241	17%
Data center and other	177	157	14%

Total cost of revenue	$899	$761	18%

% of revenue	22.3%	22.1%

Cost of revenue primarily consists of (1) customer operations, including our customer support and telesales as well as fees to air ticket fulfillment vendors, (2) credit card processing, including merchant fees, charge backs and fraud, and (3) other costs, primarily including data center costs to support our websites, destination supply, and stock-based compensation.

In 2012, the increase in cost of revenue expense was primarily driven by an increase of $78 million in customer operations expenses, of which higher headcount costs related to our VIA Travel acquisition as well as our global customer organizations accounted for approximately 80% of the total increase, as well as $40 million in higher credit card processing costs, net of credit card rebates, related to our merchant bookings growth.”

Note 15. Commitments and Contingencies

Legal Proceedings, page F-37

2.

We note your disclosures regarding the various legal proceedings, indicating that the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. Please note that if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please provide us with the range of loss or a statement that such an estimate cannot be made and confirm that you will revise your future disclosures accordingly.

Response: Based on the advice of counsel and tax experts, the Company has determined that its legal arguments against occupancy-based tax liability are generally strong in every jurisdiction in which an action is currently pending and, based on such advice as well as judicial outcomes in occupancy-based tax litigation to date, it is likely that the courts in each such jurisdiction would ultimately agree with the Company. We will continue to assess such determinations in light of subsequent judicial decisions. In addition, we have determined it is probable that we will pursue a settlement strategy with certain of these jurisdictions. We believe those probable settlement amounts are estimable; therefore we have established a reserve, which amount we review on a quarterly basis. However, due to the inherent uncertainty of litigation and the complexity in determining the ultimate settlement or outcome of the cases individually and in aggregate, the reasonably possible loss or range of loss is not estimable with respect to occupancy tax contingency in excess of our reserve amounts. As such, we will revise our disclosure in future filings, beginning with our next Quarterly Report on Form 10-Q as follows (emphasis added for new disclosure):

“As a result of this litigation and other attempts by certain jurisdictions to levy such taxes, we have established a reserve for the potential settlement of issues related to hotel occupancy taxes, consistent with applicable accounting principles and in light of all current facts and circumstances, in the amount of $35 million as of December 31, 2012 and $32 million as of December 31, 2011. This reserve is based on our best estimate of probable losses and the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. An estimate for a reasonably possible loss or range of loss in excess of the amount reserved cannot be made. In addition, as of December 31, 2011, we had an accrual totaling $10 million related to court decisions and final settlements. Changes to these settlement reserves are included within legal reserves, occupancy tax and other in the consolidated statements of operations.”

Please contact me at (425) 679-3255 (phone) or mokerstrom@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ MARK D. OKERSTROM
Mark D. Okerstrom
Chief Financial Officer